EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter ended
	March 25, 2005	March 26, 2004
Loss from continuing operations before income taxes	$(6)	$(38)
Add (deduct):
Fixed charges	130	139
Capitalized interest	(1)	(1)
Amortization of capitalized interest	1	1
Minority interest in consolidated affiliates	4	3
Net (gains) losses related to certain 50% or less owned affiliates	4	5
Distributions from equity investments	1	—
Dividends on preferred stock	(8)	(9)

Adjusted earnings	$125	$100

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$109	$118
Capitalized interest	1	1
Dividends on preferred stock	8	9
Portion of rents representative of the interest factor	12	11

Total fixed charges and preferred stock dividends	$130	$139

Deficiency of earnings to fixed charges and preferred stock dividends	$(5)	$(39)

(1)	For quarter ended March 25, 2005 and March 26, 2004, deficiency of earnings to fixed charges and preferred stock dividends includes depreciation expense of $84 million and $80 million, respectively.